Contact Information:
Mr. Robert L. Salomon
Chief Financial Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 260
Atlanta, Georgia 30328
1-770-829-3709 (telephone)
Via EDGAR Correspondence

February 24, 2020

Mr. Jorge Bonilla and Ms. Kristi Marrone
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Beazer Homes USA, Inc
Form 10-K for the year ended September 30, 2019
Filed November 13, 2019
File No. 001-12822

Dear Mr. Bonilla and Ms. Marrone,

We have reviewed your letter dated February 20, 2020 (the “Comment Letter”) regarding the Beazer Homes USA, Inc. (the “Company”) Annual Report on Form 10-K for the fiscal year ended September 30, 2019 (the “Form 10-K”). Please find below a response to each of the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Comment Letter.

For ease of reference, set forth below in bold are the comments of the Staff, and the Company’s response is set forth below each comment. Page numbers herein correspond to the page numbers set forth in the Form 10-K.

Form 10-K for the year ended September 30, 2019

Item 6. Selected Financial Data, page 24

1.
We note your disclosure of a net debt ratio on page 24. Please revise your disclosure to include a reconciliation of net debt to its most comparable GAAP measure pursuant to Item 10(e)(i)(B) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment, and in future filings, the Company will include a reconciliation of net debt to total debt, its most comparable GAAP measure.

2.
We note that you have added back stock based compensation expense to arrive at the measure of EBITDA presented on page 26. Please tell us why you believe this presentation complies with Question 103.01 of the Non-GAAP C&DIs, or revise in future filings.

Response:

The Company acknowledges the Staff’s comment, and in future filings, the Company will revise the EBITDA calculation to only reflect adjustments identified by the acronym. Specifically, we will present the adjustment for “stock-based compensation amortization” below the subtotal titled EBITDA, and we will revise our definition of Adjusted EBITDA accordingly.

Note (2) Basis of Presentation and Summary of Significant Accounting Policies Accounts Receivable and Allowance, page 51

3.
We note your disclosure on page 51 that accounts receivable include escrow deposits to be received from title companies associated with closed homes. We also note your disclosure on page 55 that cash from home closings held in escrow for your benefit are considered deposits in-transit and classified as cash. Please clarify for us this apparent discrepancy and revise your disclosure in future filings as appropriate.

Response:

The Company acknowledges the Staff’s comment, and in future filings, the Company will revise the disclosure on page 55 to the following: “Home sale contract assets consist of cash from home closings held by title companies in escrow for our benefit, typically for less than five days, and are considered accounts receivable."

***

We appreciate your review and comments. Please do not hesitate to call me at 1-770-829-3709 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Sincerely,

/s/ Robert L. Salomon
Robert L. Salomon
Executive Vice President and Chief Financial Officer